Exhibit 21.1

SUBSIDIARIES OF REGISTRANT AS OF DECEMBER 31, 2006

Subsidiary	Jurisdiction of Organization

RA Brands, L.L.C.	Delaware
RA Factors, Inc.	Delaware
Remington Steam, LLC	New York